June 5, 2006

Mr. Donald Walker

Mr. Edwin Adames

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

Washington, D.C. 20549

Facsimile No.: 1-202-772-9208

Re:	ORIX Corporation Form 20-F for the fiscal year ended March 31, 2005 (filed July 15, 2005) (File No. 001-14856)

Dear Messrs. Walker and Adames:

This letter is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 10, 2006 relating the annual report on Form 20-F for the fiscal year ended March 31, 2005 (the “2005 Form 20-F”) of ORIX Corporation (the “Company”).

The Company’s responses to the Staff’s comments are set forth below. References to the “Company”, “we”, “us” and “our” in the responses set forth below are to the Company, unless the context otherwise requires.

Comment 1(a):

Form 20-F for Year ended March 31, 2005

Financial Statements for the period ending March 31, 2005

Consolidated Statements of Income, page F-5

1. We refer to your response to comments that states you believe you are in compliance with the income statement presentation requirements of Article 5.03 of Regulation S-X.

In this regard, please revise your income statement presentation in future filings as described below or tell us why you believe your current presentation is consistent with the disclosure requirements of Article 5.03 of Regulation S-X:

(a)	Revise the “Revenue” section to include in a separate section of “Non-operating income” the Interest on investment securities included in “Interest on loans and investment securities” and the net gains on investments securities included in “Brokerage commissions and net gains on investment securities”. Refer to paragraph 5.03(b).7 of Regulation S-X and to the definitions in FASB Concept Statement 6 of revenues that result from an entity’s major ongoing or central operations as contrasted with gains that result from peripheral or incidental transactions that are largely beyond an entity’s control.

Response 1(a):

We respectfully note that, as a diversified financial services company, we consider lending and securities investment activities of our segments to constitute an operating activity (please see Appendix A for the background and description of our business). We believe that our lending and investing activities are similar to those of banking institutions, and that our presentation of such within operating revenue and expenses is consistent with the net interest presentation followed by banks pursuant to guidance in Article 9 of Regulation S-X. It is our understanding that revenue disclosures specified in paragraph 5-03(b).1 of Regulation S-X are intended to be illustrative of those major sources of operating revenue of the registrant, versus an all inclusive listing of specific revenue accounts. Similarly, it is our understanding that expenses specified in paragraph 5-03(b).2 of Regulation S-X are intended to be illustrative of operating expenses associated with the generation of revenues reflected in the presentation pursuant to 5-03(b).1. We believe that our presentation of multiple revenue accounts, including those derived from interest on loans and securities, is consistent with guidance in 5-03(b).1 in that we view our major operating sources of revenue to be comprised of leasing, banking, brokerage, insurance, real estate development investing and finance and proprietary venture capital-type investment. We believe that presentation of one of these revenue sources as a non-operating source of income would be inconsistent with management focus on and monitoring of each as a distinct line of business.

Through our business activities in various fields, we define direct financing leases, investment in operating leases, installment loans, investment in securities and other operating assets as “operating assets”. (Please refer to page 24 on the 2005 Form 20-F.) Our investment in loans represents our largest asset position. Furthermore, our investment in securities is one of our regular operations and the balance of investment in securities as of March 31, 2005 was ¥589,271 million (US$5,487 million), which is consistent in financial significance to the investment in operating leases in the amount of ¥619,005 million (US$5,764 million) as of March 31, 2005.

We consider that as a financial institution, our finance-related lending and securities investment activities are appropriately explained to our investors as part of core operations as the corresponding “interest on loans and investment securities” along with “net gains on investment securities” are appropriately reported within operating revenues in a similar manner.

Consistent with our view that interest on loans and securities as well as gains on securities transactions constitute significant operating revenues of the Company, a further analytical breakdown of “interest on loans and investment securities” was disclosed in “6. Installment Loans” on page F-23 and “8. Investment in Securities” on page F-28 of the 2005 Form 20-F, respectively. An analytical breakdown of “net gains on investment securities” was similarly disclosed in “8. Net Gains on Investment Securities” on page F-54 of the 2005 Form 20-F.

Comment 1(b):

b)	Revise the “Expenses” section to provide a more descriptive title of the nature of the expenses, which should include only the costs and expenses applicable to sales and revenues as required by paragraph 5.03(b).2 of Regulation S-X.

•	Reclassify the Other Operating Expenses; Selling, General and Administrative Expenses and Provision for Doubtful Receivables and Probable Loan Losses from the “Expenses” section to separate line items directly following the “Expenses” section. Refer to paragraphs 5.03(b).3; .4 and .5 of Regulation S-X.

•	Reclassify write-downs of long-lived assets and securities to a separate Non-operating expenses” or explain why you consider they are correctly classified as expenses directly related to recurring revenues.

Response 1(b):

We respectfully note that pursuant to paragraphs 5-03(b).3, registrants are asked to separately present any material amounts not otherwise presented within presentation of cost and expenses applicable to sales and revenue. The expenses reported by us within “Other Operating Expenses” is directly associated with the sales and revenue separately reported within “Other Operating Revenues” and, as such, may appropriately be presented within the captions combined for the purpose of presentation of net operating income.

We note that pursuant to paragraph 5-03(a), the purpose of the guidance in Article 5.03 is to indicate the various line items which, if applicable, should appear on the face of the income statement. We respectfully note that paragraph 5-03 does not specify what, if any, subtotals of those revenues and expenses indicated in paragraphs 5-03(b).1 through 6 might be helpful to readers of the financial statement. As further described in the attached Appendix A titled “Corporate History” and the related Table, we consider the general and administrative expenses to be directly related to the generation of significant revenues and, as such, they have been presented in our income statement as a separate account pursuant to guidance in paragraph 5-03(b).4 and have been further included within our subtotal of those revenues and expenses constituting our net operating income. We similarly view the provision for doubtful receivables and probable loan losses to be directly related to our finance activities and accordingly appropriately included within our subtotal of net operating income. As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. Thus, we consider that our presentation, in which these expenses are stated in the “Expenses” section, is useful for readers to understand the profitability of our business.

We have historically reflected the “Write-downs of long-lived assets” within our measure of operating income as related assets, primarily real estate assets, represented significant operating assets under management or development, and accordingly the write-downs were considered to represent an appropriate component of the operating income derived from the related real estate investment activities. In a similar vein, as we have identified investment in securities to represent an operating component of our financing activities, the “write-downs of securities” are also included within our measure of operating income.

Comment 1(c):

c)	Revise the caption titled “Equity in net income of affiliates” to clarify if these affiliates are unconsolidated subsidiaries and 50% or less owned persons. Refer to paragraph 5.03(b).13 of Regulation S-X.

Response 1(c):

We respectfully note that the term of “affiliates” is defined in Note 1.(b) of the 2005 Form 20-F to represent investees on which the Company has the ability to exercise significant influence by way of 20% - 50% ownership or other means and, as such, the term “affiliates” as used in our financial statements does not contain unconsolidated subsidiaries. Thus, we believe it is not necessary to change the caption titled “equity in net income of affiliates”.

Comment 1(d):

d)	Revise the term affiliates in the caption titled “Gains (losses) on sales of affiliates” to clarify if you are referring to unconsolidated subsidiaries. If so, tell us why these sales of affiliates are not classified as part of the “Discontinued operations” segment.

Response 1(d):

As explained above, the term “affiliates” does not include our unconsolidated subsidiaries. In addition, gains (losses) on disposal of affiliates included under this caption are either not part of larger component but instead are stand-alone investees, or are investments in which we retain an ongoing involvement, and therefore do not qualify for reporting as a discontinued operation.

Comment 1(e):

e)	Separately state the interest and amortization of debt discount and expense as required by paragraph 5.03(b).8 of Regulation S.-X or tell us if these amounts are immaterial.

Response 1(e):

As further described in our response to Comment 1(a) above, we consider interest income and interest expense as components of operating revenue derived from finance and banking activities. The amortization of debt discount and expense was ¥3,388 million (US$32million) and ¥3,509 million (US$33 million) in the years ended March 31, 2004 and 2005, respectively, and are included in the caption “interest expense”. Discount and expense amortization as a percent of reported interest expense was 5.8 % and 6.4 % in the years ended March 31, 2004 and 2005, respectively. Thus, we consider that these amounts are not sufficiently material to warrant separate presentation within the consolidated statements of income.

* * * * *

If you have any questions about this response letter or any further comments on ORIX’s 2005 Form 20-F, please do not hesitate to contact Tadao Tsuya of ORIX Corporation in Tokyo (Tel: +81-42-528-5916; Fax: +81-42-528-5042) or Theodore Paradise of Davis Polk & Wardwell in Tokyo (Tel: +81-3-5561-4430; Fax: +81-3-5561-4425).

Sincerely yours,

/s/ Shunsuke Takeda
Shunsuke Takeda
Chief Financial Officer, ORIX Corporation

cc:	Tadao Tsuya
ORIX Corporation
Noriaki Habuto
KPMG AZSA & Co.
Theodore A. Paradise, Esq.
Tomohiko Oshikawa, Esq.
Fumiko Yokoo, Esq.
Davis Polk & Wardwell, Tokyo Office

Appendix A

CORPORATE HISTORY

After our establishment in 1964, we began marketing leases in Japan – both direct financing leases and operating leases. Over the years, we have accumulated considerable corporate credit evaluation know-how in the course of leasing such products as manufacturing and office equipment to small and medium-sized enterprises and later by meeting customer needs for loans to fund the construction of such facilities as factories and offices.

We have expanded such lending activities to various real estate-related finance such as housing loans, loans secured by real estate, unsecured loans and non-recourse loans. Through our lending experience, we have developed a loan servicing business and a loan securitization business including CMBS. By our focusing on real estate as collateral for loans, we have also developed our real estate leasing, development and management.

One of our principal marketing strategies is cross-selling – proposing combinations of diverse products and services tailored to individual customer needs. We have been diversifying our operations in connection with efforts to develop new profit sources since the 1970s. In the 1980’s, we also expanded our business by security-related operations, aiming at investing capital gains and brokerage income. For such purpose we acquired a securities company in the middle of 1980’s. Thereafter, we established and acquired a number of subsidiaries and affiliates in Japan and overseas to expand our operations, such as a trust banking firm, a life insurance company, a real estate-related company, a consumer finance company, etc.

In recent years, we have emphasized the expansion of our principal investment business. The principal investment group has worked to take advantage of new corporate rehabilitation business opportunities that involve the acquisition of problem assets made available in the course of financial institutions’ efforts to dispose of such assets. Further, we have undertaken various rehabilitation business projects including investments in rehabilitation companies in banking, hotel accommodation, transportation logistics, real estate and other industries.

OUR OPERATING ACTIVITIES

As mentioned above, our operations are diversified in various areas. These diversified operating activities are organized into five areas as follows:

•	corporate finance;

•	real estate-related businesses;

•	life insurance;

•	retail finance; and

•	overseas operations.

Corporate finance primarily consists of the provision of financial products and services, including leasing, lending, and, more recently, investment banking services, to mainly small and medium-sized enterprises in Japan. Real estate-related businesses include the development, management, operation and sale of real estate in addition to real estate-related finance, such as non-recourse loans, commercial mortgage-backed securities, loan servicing and real estate investment trusts in Japan. Life insurance includes underwriting and agency sales of life insurance products in Japan. Retail finance primarily consists of the provision of housing loans and consumer card loans in Japan. Overseas operations primarily consist of leasing and lending to corporate customers, real estate-related businesses, investment in securities and loan servicing in North America, Asia, Oceania, Europe, Northern Africa and the Middle East.

CLASSIFICATION ON FINANCIAL STATEMENTS

Although we have various diversified activities, we determine core sources of revenue as follows:

•	Investment in direct financing leases;

•	Installment loans;

•	Investment in securities;

•	Investment in operating leases;

•	Inventories; and

•	Other operating assets.

In the attached Table we have attempted to graphically present our primary operating revenue and how such revenues are linked with our principal balance sheet positions and the operating expense accounts reflected in our income statement.

ADDITIONAL EXPLANATIONS

Along with the discussion as above, we would like to add other relevant explanations as security investments and other operations as follows:

We extend loans to finance customer operations, purchase and rehabilitate troubled lending relationships, purchase performing loans and extend customer financing in the form of direct finance leases. Each of these finance activities is managed to generate a spread over our borrowing cost. As shown in the Table, interest on investment securities is combined together with interest on loans because we believe that capital we deploy is fungible and, whether used to provide financing in the form of loans and leases or through investment in debt securities, the decision to deploy the capital is a banking type operating that share the common objective of managing earning assets to generate a positive spread over our cost of borrowing.

In addition, an expansion of securities investment activities was originated by the parent company and spread over to group companies, such as our US operations. As a result, gain on investment securities has grown and become as one of our major revenue resources. Further, as we explained in the above section, we acquired a securities company in the middle of 1980’s. We believed that the securities company subsidiary would grow our securities-related operations and contribute to our revenues and earnings. Under such background, we determined to present gains on investment securities under a separate income statement caption, together with brokerage commissions because we invest in securities as one of our core operations and both the gains on investment securities and brokerage commissions are derived from our securities operations. We believe that the presentation on the face of our consolidated statements of income and a note to this account (see Note 20 of the 2005 Form 20-F) are appropriate, reflecting the nature of our business and useful for readers.

As discussed in “OUR OPERATING ACTIVITIES” above, other operating revenues consist of income derived from our various operations, such as integrated facilities management operation, golf course, training facility and hotels, operating results from real estate-related business and the servicing of receivables in foreign subsidiary, commissions for the sale of insurance and other financial products and revenues and expenses from other operations. We have explained the nature of our other operating revenues in Note 22, “Other Operations” on page F-55 of the 2005 Form 20-F. For the year ended March 31, 2005, there was no individually significant business in that category in view of annual revenue amount, except for integrated facilities management operations, which exceeded 10% of total other operating revenues; however, those operations are also part of our regular operating activities.